Filed by Brandywine Operating Partnership pursuant to

Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Prentiss Properties Trust

              Commission File No.:1-14516

                             This filing relates to a proposed acquisition (the “Acquisition”) by Brandywine Realty Trust
(“Brandywine”) of Prentiss Properties Trust (“Prentiss”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 3, 2005 (the “Merger Agreement”), by and among Brandywine and Prentiss. The Merger
Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current
Report on Form 8-K filed by Brandywine on October 3, 2005.  The Merger Agreement is incorporated by reference into this filing.

                           The following is a series of slides presented as additional information by Brandywine on its website on
October 31, 2005 regarding the Acquisition and related matters.

October 31, 2005

Accelerated Growth . . .

The Post-Merger Brandywine Story

Safe Harbor

In addition to historical information, this presentation contains forward-
looking statements under the federal securities laws. Because these statements are based on current expectations, estimates and
projections about the industry and markets in which Brandywine and
Prentiss operate, management’s beliefs and assumptions made by management, they involve uncertainties that could significantly impact financial results. Forward-looking statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict. Actual operating results may be affected by changes in general economic conditions; increased or unanticipated competitive market conditions; changes in financial markets, interest rates and foreign currency exchange rates that could adversely affect cost of capital, ability to meet financing needs and obligations and results of operations; the availability of private capital; geopolitical concerns and uncertainties and therefore, may differ materially from what is expressed or forecasted in this presentation.

Combined Company Growth Driven by
Opportunities in Place at Closing

The Growth Drivers:

Significantly higher same-store growth

$180 million incremental developmental pipeline

Staging in during 2007

Cira Centre execution

Radnor Financial Center lease up

Execution of market penetration strategy in key
sub-markets with high transaction velocity (both
developments and acquisitions)

Internal capital availability

Market Growth Comparisons

Philadelphia is steady and solid

New markets add depth, higher growth, greater cyclicality and economic diversity

Blending of markets creates higher annual growth, core stability, and cyclical opportunity

2.60%

2.44%

1.41%

0.24%

CAGR

16.65%

15.53%

8.77%

1.44%

% Change

OAK

AUS

N-VA

PHL

Projected Population Growth*

2.56%

3.04%

3.06%

2.28%

CAGR

16.4%

19.7%

19.8%

14.5%

% Change

OAK

AUS

N-VA

PHL

Projected Rental Rate Growth*

1.39%

3.36%

2.50%

0.96%

CAGR

8.66%

21.90%

16.0%

5.90%

% Change

OAK

AUS

N-VA

PHL

Projected Office Employment
Growth*

  * Source:  REIS Data 2004-2009

Combined Company Long-term
Growth Summary

Combined Company’s Business Strategy Creates Net Operating
Income Combined Annual Growth in Excess of 11%*

2006                                              2007                                     2008

Same Store Growth

BDN + PP

Cira Centre

Radnor Financial

Incremental Investment

Same Store Growth

BDN + PP

Cira Centre

Radnor Financial

Incremental Investment

Development Contribution

Same Store Growth

BDN + PP

Increased Development
Contribution

Increased Acquisition
Contribution

3

  * CAGR 2005-2008

Short Term Outlook (2006-2008)

Growth rate in excess of Brandywine stand-alone with
Cira and Radnor

Fully funded business plan

Higher blended same store NOI

The Same-Store Comparison

3.85%-4.00%

PP Core**

1.15%-1.30%

BDN Core*

2005-2008 CAGR

Portfolio

Existing property NOI growth

 * BDN existing assets without Cira Centre and Radnor Financial Center

** PP owned (D.C., Oakland, Austin, and Dallas) and Joint Venture assets being acquired by BDN

The Same-Store Comparison Pro Forma
for the Dallas Recycling Strategy

4.50%-4.65%

PP Pro Forma Core**

2005-2008 CAGR

Portfolio

1.15%-1.30%

BDN Core*

Pro forma property NOI growth

 * BDN existing assets without Cira Centre and Radnor Financial Center

** PP owned (D.C., Oakland, Austin, and Dallas) and Joint Venture assets being acquired by BDN, pro forma as if $200mm of Dallas assets are sold (and removed from the analysis)

Total Portfolio NOI Growth Accelerates

6.50%-6.65%

Combined BDN-PP Portfolio***

3.70%-3.85%

BDN Entire Portfolio**

2006-2008

CAGR*

Portfolio

Includes owned assets and known development only (see
Appendix I).  No speculative acquisitions or other
developments have been included in the calculation.

Dallas proceeds used to fund additional development.

   * Portfolio property NOI growth

 ** BDN Core + Cira Centre + Radnor Financial Center lease-up + in process BDN development

*** BDN Entire Portfolio combined with PP Pro Forma Core + known incremental PP development

New Markets Provide Enhanced
Investment Opportunities

            New markets have significant breadth and depth

DC area is 2nd largest US office market with over 350 million square feet with 200 million square feet in key targeted
submarkets

Bay area is 4th largest US office market with over 200 million square feet with 80 million square feet in key targeted
submarkets

DC and Bay area are the 4th and 5th most populous PMSA’s in
the US

Austin is projected to have the highest employment growth
rate in the country

Beyond our Fully Funded Short-term
Commitments, the Growth Potential is Dramatic

$11.9 million

($19.2 million NOI x 62% ownership from existing BDN shareholders)

Combined Company (per annum)

$240 million @ 8.0% yield

4.5% of asset base

+ 86.7%

% Additional NOI to Existing BDN Shareholders

$6.4 million

BDN Stand Alone (per annum)

$75 million @ 8.5% yield

2.5% of asset base

2007 NOI for existing BDN shareholders

Illustrative scenario:

Development

Acquisition

$11.6 million

($18.8 million NOI x 62% ownership from existing BDN shareholders)

Combined Company

$250 million

7.5% cap rate

+ 45.3%

% Additional NOI to Existing BDN Shareholders

$8.0 million

BDN Stand Alone

$100 million

8.0% cap rate

2007 NOI for existing BDN shareholders

Illustrative scenario:

Summary

2006-2008, on a diluted basis, existing BDN shareholders receive more NOI from their investment in the combined company than
owning BDN on a stand alone basis

After factoring in the expected incremental NOI from Cira Centre and Radnor Financial Center- existing BDN shareholders will
participate in greater NOI growth within the combined company versus BDN stand alone

BDN existing markets expected to grow at one third the rate of the PP markets the combined company will focus on long-term

Depth of new markets creates opportunities for acquisition and development program expansion over the next three years

Appendix I

47.7

2

$

043

1,

Total

06

-

Jan

65.4

$

217

Oakland

2101 Webster Expansion

6

0

-

Jan

$70.0

265

Dulles

South Lake at Dulles Corner

6

0

-

Jan

$44.0

211

Austin

The Park at Barton Creek

05

-

Dec

25.0

$

110

New Jersey

Mount Laurel

05

-

Dec

17.0

$

75

New Jersey

Princeton Pike

06

-

Jan

.0

14

$

64

Philadelphia

Newtown Bucks County

5

0

-

Aug

$12.3

101

Philadelphia

500 Office Center Dr.

Start date

($millions)

  Projected cost

(000's)

  Square footage

Location

starts

term

-

Near

Development pipeline

FORWARD LOOKING STATEMENTS:  Certain statements in this presentation constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Brandywine, Prentiss Properties and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements.  Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, the companies’ ability to lease vacant space and to renew or relet space under expiring leases at expected levels, the potential loss of major tenants, interest rate levels, the availability and terms of debt and equity financing, competition with other real estate companies for tenants and acquisitions, risks of real estate acquisitions, dispositions and developments, including cost overruns and construction delays, unanticipated operating costs and the effects of general and local economic and real estate conditions.  Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and Exchange Commission.  The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Additional Information about the Merger and Where to Find It

This presentation does not constitute an offer of any securities for sale.  In connection with the proposed transaction,
Brandywine and Prentiss Properties filed a joint proxy statement/prospectus as part of a registration statement on Form S-
4 and other documents regarding the proposed merger with the Securities and Exchange Commission.  Investors and security holders are urged to read the join proxy statement/prospectus because it will contain important information about Brandywine and Prentiss Properties and the proposed merger.  A definitive proxy statement/prospectus will be sent to shareholders of Brandywine and Prentiss Properties seeking their approval of the transaction.  Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Brandywine and Prentiss Properties with the SEC at the SEC’s website at www.sec.gov.  The definitive joint proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention
Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas,
Texas 75220, Attention: Investor Relations (telephone 214-654-0886).  Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss Properties and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger.  Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005.  Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.